EXHIBIT 99.1

Quantum BioPharma Licensee Celly Nutrition Launches unbuzzd in Puerto Rico

Alcohol Detoxification and Anti-Hangover Beverage (Available on amazon.com and unbuzzd.com) to be Distributed by FUSION in Puerto Rico and Caribbean Region

TORONTO, April 03, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) “Quantum BioPharma” or the “Company”), today announced its licensee – Celly Nutrition Corporation (“Celly Nutrition”), the company behind unbuzzd™ – the beverage that accelerates alcohol metabolism, restores mental clarity, and reduces hangover symptoms – is launching unbuzzd in Puerto Rico with distribution partner FUSION Distribution Group, a leading distributor of health-conscious food and beverage offerings across Puerto Rico, the Caribbean, and parts of Central and South America.

Proven effective in accelerating the reduction of blood alcohol levels and scientifically backed by a double-blind placebo-controlled crossover study, unbuzzd is packed in single, convenient “On-the-Go Powder Stick Packs" to serve Puerto Rico consumers and retailers, exclusively available through FUSION.

Based in Puerto Rico, FUSION is adding unbuzzd to its already impressive portfolio that includes CELSIUS Energy Drinks, SHINE Water, Tona Cerveza, Goli, POWER CRUNCH, and Kin Whiskey. FUSION’s robust distribution network in Puerto Rico includes major retailers and food service operations, including Walmart, Walgreens, Costco, Sam’s, Farmacias Caridad, Pueblo Supermarkets, Supermax, and many more.

John Duffy, CEO of Celly Nutrition, stated, "The launch of unbuzzd in Puerto Rico represents a significant milestone for unbuzzd and the latest step towards our goal of making unbuzzd more widely available at retail. We are proud to work with FUSION, as we expand to Puerto Rico and then to markets across the Caribbean.”

Eduardo Santacana, CEO of FUSION Distribution Group, added: "The FUSION team is very excited to launch unbuzzd across the Caribbean, beginning with Puerto Rico. unbuzzd will be available in grocery, pharmacy, and convenience stores, as well as in hotels, bars, country clubs, and restaurants. Our goal is to place unbuzzd within arm’s reach of every consumer in Puerto Rico.”

About Fusion Distribution Group

Fusion Distribution Group is a leading full-service brand incubator and distributor of health-conscious food and beverage offerings in Puerto Rico, the Caribbean Basin and parts of Central and South America. Fusion’s differentiation is the passion and dedication by which the Fusion team launches and manages brands. Fusion’s internal marketing department collaborates with our partners to ensure a smooth and seamless integration of the brand’s personality, identity, positioning, and image into the Puerto Rico and Caribbean markets.

About Celly Nutrition Corporation

Celly Nutrition, a non-trading but fully-reporting public issuer, stands as a pioneering force in the wellness and recovery supplement landscape. unbuzzd has been developed by a world-class research and development team in pharmacology and medicine, with a commitment to innovation and quality. With a proprietary blend of vitamins, minerals, and herbs, unbuzzd helps your body process alcohol faster, quickly restoring mental alertness, and improving cognition so you can drink responsibly. unbuzzd appeals to a broad target audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.

Scientifically backed by a recently completed double-blind, randomized, placebo-controlled crossover design clinical trial, unbuzzd dramatically accelerates alcohol metabolism, speeds the reduction of blood alcohol concentration, restores mental clarity, and reduces the symptoms of intoxication, impairment, and hangover. The full press release of the clinical trial can be found here.

unbuzzd™ ready-to-mix powder sticks are available in 3-pack, 8-pack and 18-pack formats at amazon.com and unbuzzd.com.

unbuzzd™ is a registered trademark of Celly Nutrition Corp.

Individual results may vary. unbuzzd is a dietary supplement. Consuming unbuzzd after drinking alcohol does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/8d8ad8bf-119b-48ec-bba7-f13317a00fd9